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                                                                     EXHIBIT (b)



                                  SUB-ITEM 77D


On January 19, 1999, the Board of Directors approved an amendment to the non-fundamental investment restriction regarding investments in illiquid securities for the Funds included in American General Series Portfolio Company. The amendment was needed to clarify the exact limitations placed on the Funds with respect to illiquid and restricted securities and the inclusion of 4(2) paper and 144A securities, both of which are restricted securities, in the appropriate category.


On April 20, 1999, the Board of Directors of American General Series Portfolio approved certain changes to the non-fundamental investment policies regarding social criteria for the Social Awareness Fund. The Board approved adding to the Fund's social criteria as companies in which the Fund would not invest, companies that manufacture alcoholic beverages and companies that operate gambling casinos. In addition, the Board approved refining the social criteria to better account for the extent of a company's involvement in a prohibited business (i.e., the slightest involvement by a company in one of the prohibited businesses would render the company ineligible for investment). The investment policies were revised to only prohibit investment in companies that are significantly involved in a prohibited business.